March 30, 2023

WestPark Capital, Inc.

1800 Century Park East, Suite 220,

Los Angeles, CA 90077,

United States

as representative of the several underwriters

Via EDGAR

Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	U Power Limited (CIK No. 0001939780)
Registration Statement on Form F-1, as amended (File No. 333-268949)

Dear Ms. Purnell,

We hereby join U Power Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 pm, Eastern Time, on March 31, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 538 copies of the Company’s preliminary prospectus dated December 22, 2022, as amended, were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative to the several underwriters

WestPark Capital, Inc.

By:	/s/ Richard Rappaport
Name: Title:	Richard Rappaport CEO

[Signature Page to Underwriter’s Acceleration Request]